SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  7 June 2013

Qualified holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc that this entity no longer holds a qualified holding in PT, although it has maintained a long position corresponding to more than 2% of PT’s share capital and voting rights.

This change resulted from the disposal, on 30 May 2013, by Barclays Capital Securities Ltd, of 1,056,690 PT ordinary shares.

As a result of such transaction, Barclays Plc’s holding pursuant do articles 16 and 20 of the Portuguese Securities Code now corresponds to 16,989,787 ordinary shares representing 1.90% of PT’s share capital and corresponding voting rights.

It was further communicated that Barclays Capital Securities Ltd currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Equity Portfolio Swap	318,173	12 July 2013	0.04%
Future Contract (Cash Settled)	536,300	n.a.	0.06%
Contract for Difference	1,683,271	n.a.	0.19%
Equity Portfolio Swap	325,822	25 November 2013	0.04%
Equity Portfolio Swap	409,754	n.a.	0.05%

Finally, PT was informed that Barclays Plc currently holds a long position corresponding to 20,263,107 ordinary shares representing 2.26% of PT’s share capital and corresponding voting rights, as follows:

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 95,603 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Bank Plc: 131,494 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 83,800 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Ltd: 16,141,943 ordinary shares held, representing 1.80% of the share capital and voting rights in PT, and 3,273,320 ordinary shares via cash settled financial instruments, representing 0.37% of the share capital and voting rights in PT;

•                                         Palomino Ltd: 536,947 ordinary shares held, representing 0.06% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with registered office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2013

PORTUGAL TELECOM, SGPS, S.A.

	By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.